July 21, 2011

Via EDGAR
Mr. Brad Skinner
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Continental Resources Group, Inc.
Formerly known as American Energy Fields, Inc.
Item 4.02 Form 8-K
Filed July 15, 2011
File No. 333-152023

Dear Mr. Skinner:

We have reviewed the comments contained in your letter dated July 19, 2011 and submit the following responses.

Form 8-K, Item 4.02, filed July 15, 2011
1. Please amend your filing to clarify whether you have provided your independent accountant with a copy of the disclosures you made in your filing no later than the day that the disclosures were filed and whether you have requested the independent accountant to furnish to you as promptly as possible a letter stating whether the independent accountant agrees with the statements made by you in your Form 8-K and, if not, stating the respects in which it does not agree. Please note that you must also amend your filing to include the independent accountant’s letter as an exhibit no later than two business days after your receipt of the letter. Refer to Instructions to Form 8-K, Item 4.02 (c), which may be found at http://www.sec.gov/about/forms/form8-k.pdf.

Response:

We have amended our Form 8-K in accordance with Comment 1 and filed the letter from our independent accountant as an exhibit.

2. Please tell us when you intend to amend your Form 10-Q for the quarter ended December 31, 2010, to file restated interim financial statements. Please also tell us whether you have quantified the impact of the restatement and, if so, the amounts of the restatement.

Response:

We plan on amending our Form 10-Q within the next thirty (30) days.  We believe the restatement will result in a reduction of Net Loss by approximately $1 million.

3. When you amend your Form 10-Q to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response:

The Company will amend its disclosure in its amended Quarterly Report on Form 10-Q for the period ended December 31, 2010 to describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures and to state that its disclosure controls and procedures are not effective.

*****

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at (480) 288-6530.

Very truly yours,

/s/ Joshua Bleak
Joshua Bleak
President